

June 20, 2025

James W. Bernau
President
Willamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

> **Re: Willamette Valley Vineyards, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 17, 2025**
> **File No. 333-288108**

Dear James W. Bernau:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew J. Bond